EXHIBIT 99(a)(1)(I)

To:	[Employee Name]
From:	[ ]
Date:	, 2002
Re:	Confirmation of Participation in the Offer to Exchange

      Thank you for your participation in Caliper Technologies Corp.’s (“Caliper” or the “Company”) Stock Option Exchange Program. Defined terms not defined herein but defined in the Offer to Exchange, shall have the same definitions as used in the Offer to Exchange. The stock option(s) held by you that have been surrendered for cancellation are identified as Eligible Options on the following page entitled “Stock Options and Awards Cancelled.”

      The Company is conducting the exchange with respect to Eligible Options on a one-for-one (1:1) basis. Thus, on May 20, 2003 (or a later date if Caliper extends the Offer), subject to your continued employment with Caliper or its subsidiaries, the Company will grant you a Replacement Option covering the same number of shares of Common Stock as was covered by your Eligible Options that were cancelled. The exercise price per share of the Replacement Options will be equal to the closing price of the Company’s Common Stock as reported on Nasdaq National Market on the last market trading day prior to the date of grant.

      If you have any other questions regarding the above, please contact Richard Butts in the Human Resources department via email at richard.butts@calipertech.com. Alternatively, you may reach Richard via telephone at (650) 623-0520.

CALIPER TECHNOLOGIES CORP.

STOCK OPTIONS AND AWARDS CANCELLED

					Cancel	Cancel
Name	ID	Number	Grant Date	Plan	Date	Reason	Shares	Price	Total Price

TOTALS